

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2020

Yung Kong Chin
Principal Executive Officer
QMIS TBS Capital Group Corp.
37-12 Prince St., Suite 9C
Flushing, NY 11354

>   **Re: QMIS TBS Capital Group Corp.**
>   **Registration Statement on Form S-1**
>   **Filed June 2, 2020**
>   **File No. 333-238872**

Dear Dr. Chin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed June 2, 2020

Cover Page

1.   Please disclose on the prospectus cover page the offering price per share, the estimated net proceeds if the offering is fully subscribed, and that there is no minimum offering amount. Also clarify throughout, if true, that the offering is not akin to a subscription rights offering because the offerees are not existing shareholders of QMIS TBS Capital Group Corp. Refer to Item 501(b)(3) of Regulation S-K.

2.   You state on page 14 that your management will be contacting the offerees to offer the shares. Please include a complete plan of distribution section, disclose whether members of your management and Dr. Kong intend to rely on Exchange Act Rule 3a4-1 and, if so, briefly discuss how each affiliated person meets the conditions of the exemption. Refer to Item 508 of Regulation S-K.

3. Please reconcile your disclosure here that the record date will correspond to the effective date of the registration statement with disclosure elsewhere that the record date will be ten days after effectiveness. Also clarify that the offering will commence promptly, or provide your analysis how the offering as currently described complies with the requirements for a continuous offering. Refer to Rule 415(a)(1)(ix).

Prospectus Summary, page 2

4. We note that your offer is not subject to any minimum number of shares being sold or an acknowledgment by FINRA that you are the sole owner of Richfield Orion. Please provide a risk factor detailing the risks to investors associated with not having either as contingencies of the offering, including the risk that you may be without adequate capital to pursue the acquisition or may have to identify an alternative acquisition target.

Risk Factors, page 4

5. We note your disclosure on pages 4, 6, and 9 relating to risks inherent to investment banking activities. We further note references on page 5 to the underwriting activities of "Ladenburg." Please disclose what investment banking business the company or its subsidiary, Richfield Orion, expects to engage in, and what relationship the company has with Ladenburg. Explain the reasons that you believe this disclosure is material to the company.

6. We note your disclosure on page 5 that legal liability may harm your business, and further that "In the normal course of business, our operating subsidiaries have been, and continue to be, the subject of numerous civil actions, regulatory proceedings and arbitrations arising out of customer complaints relating to our activities as a broker-dealer, as an employer or as a result of other business activities." We were not able to locate disclosure concerning multiple subsidiaries, and we note that you state on page 23 that the company is not currently involved in any material legal proceedings. Please reconcile this disclosure, or revise the risk factor to accurately reflect the risks pertaining to your business.

7. You state here that COVID-19 could have a material adverse impact on your ability to attain financing and conduct your business. Please revise to address specifically how COVID-19 has impacted your business and operations thus far in 2020, and how you expect it to impact your business going forward.

Business, page 17

8. Please revise the description of the business to explain the principal financial products and services that the company and its subsidiary, Richfield, provide and the principal markets in which you conduct your business. Explain in your disclosure whether this is on going business with specific clients, and explain what types of customers the business serves. If you provide services for more than one geographical location or country, describe any material differences in your business among different markets.

<u>Security Ownership of Certain Beneficial Owners and Management, page 26</u>

9. The weighted average number of shares outstanding in your statement of operations does not appear to be consistent with the number of shares issued to management disclosed on page 23. Please revise or explain.

<u>Note 9 – Subsequent Events, page F-10</u>

10. Please furnish the financial statements required by Rule 8-04 of Regulation S-X related to your acquisition of Richfield Orion in the second quarter of 2020.

11. Please revise to provide pro forma financial information in accordance with Rule 8-05 of Regulation S-X related to your acquisition of Richfield Orion.

<u>Other Expenses of Issuance and Distribution, page II-1</u>

12. The expenses of issuance in the table on page 30 appear to exceed the amount of cash available to the company, even if the offer is fully subscribed. Please revise the liquidity section to explain the source of funds to pay these expenses.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at 202-551-3437or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Park Lloyd